Filed Pursuant to Rule 433

Dated November 15, 2023

Registration Statement: No. 333-251156

The Charles Schwab Corporation

$1,300,000,000 6.196% FIXED-TO-FLOATING RATE SENIOR NOTES DUE 2029

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2/Stable, A-/Stable, A/Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	November 15, 2023

Settlement Date:	November 17, 2023 (T+2)

Security Title:	6.196% Fixed-to-Floating Rate Senior Notes due 2029 (the “Notes”)

Principal Amount:	$1,300,000,000

Maturity Date:	November 17, 2029

Benchmark Treasury:	4.875% UST due October 31, 2028

Benchmark Treasury Price / Yield:	101-14 ¼ / 4.546%

Spread to Benchmark Treasury:	+165 bps

Yield to Maturity:	6.196%

Public Offering Price:	100.000%

Gross Proceeds to CSC:	$1,300,000,000

Underwriting Discount per note paid by CSC:	0.600%

Aggregate Underwriting Discount paid by CSC:	$7,800,000

Net Proceeds to CSC (after the underwriting discount, but before deducting offering expenses):	$1,292,200,000

Interest Rates:

The Notes will bear interest (i) during the fixed rate period at a fixed rate per annum equal to 6.196%, and (ii) during each floating rate interest period, at a floating rate per annum equal to compounded SOFR in accordance with the provisions set forth in the preliminary prospectus supplement plus 1.878%. Each day on which interest on the Notes is payable is an “interest payment date” for those Notes.

Interest Reset Date:	November 17, 2028

Fixed Rate Period:	From and including the original issue date to but excluding the interest reset date.

Floating Rate Period:	From and including the interest reset date to but excluding the maturity date.

Interest Payment Dates:

Fixed Rate Period: Semi-annually in arrears on each May 17 and November 17, commencing on May 17, 2024 and ending on November 17, 2028.

Floating Rate Period: Quarterly in arrears on February 17, 2029, May 17, 2029, and August 17, 2029; provided that the final interest payment will be made on the maturity date.

Interest Payment Determination Date:

The date two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) before each interest payment date (or in the interest period preceding the maturity date, or in the case of the redemption of the notes, preceding the relevant redemption date).

Optional Redemption/ Make-Whole Call:

On or after May 17, 2024 and prior to the interest reset date, CSC may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the interest reset date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 25 basis points less interest accrued to the date of redemption; and (b) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:

On the interest reset date, in whole but not in part, or on or after October 17, 2029 (one month prior to the maturity date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	808513 CJ2 /US808513CJ29

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Senior Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC UBS Securities LLC
Co-Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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